Exhibit 12.1
HRG GROUP, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges

	Year ended September 30,
(in millions, except ratios)	2017	2016	2015	2014	2013
Income (loss) from continuing operations before income taxes	$151.2	$175.8	$(180.1)	$23.0	$(340.7)
Add back fixed charges
Interest expense	384.5	424.5	431.4	329.9	516.9
Estimated interest within rental expense	14.8	17.3	14.3	15.5	17.1
Total fixed charges	$399.3	$441.8	$445.7	$345.4	$534.0
Earnings before fixed charges	550.5	617.6	265.6	368.4	193.3

Fixed charges as above	399.3	441.8	445.7	345.4	534.0

Ratio of earnings to fixed charges	1.4	1.4	(a)	1.1	(a)

Deficiency of loss to fixed charges (a)			$(180.1)		$(340.7)

(a) Due to losses for the years ended September 30, 2015 and 2013 the coverage ratio was less than 1:1. We would have needed to generate additional earnings of $180.1 and $340.7, in the respective periods in order to achieve a ratio of 1:1.